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17009316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** AND ENDING **12/31/16**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABN AMRO Clearing Chicago LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
15 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Rebecca Peters **(312) 604-8629**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

155 N Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Shiven Shah**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **ABN AMRO Clearing Chicago LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

28Th day of February, 2017

OFFICIAL SEAL
NICOLE WOJCIECHOWSKI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Sep 23, 2019

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3.
[x] (j) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (m) An Oath or Affirmation.
[ ] (n) A copy of the SIPC Supplemental Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (p) Independent Auditors' Report on Internal Accounting Control.
[x] (q) Schedule of Segregation Requirements and Funds in Segregation for Customers trading on U.S. Commodity Exchanges.
[x] (r) Schedule of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7.
[x] (s) Schedule of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of the CEA.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

ABN AMRO Clearing Chicago LLC

Table of Contents

December 31, 2016

Financial Statements

Supplemental Information

Report of Independent Registered Public Accounting Firm

The Board of Managers
ABN AMRO Clearing Chicago LLC

We have audited the accompanying statement of financial condition of ABN AMRO Clearing Chicago LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Clearing Chicago LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 28, 2017

ABN AMRO Clearing Chicago LLC
Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	120,153,091
Funds segregated for regulatory purposes		3,325,922,800
Securities owned, marketable, at fair value		22,708
Collateralized agreements:		
Securities purchased under agreements to resell		411,768,092
Securities borrowed		3,167,535,606
Receivables from:		
Brokers, dealers, and clearing organizations (net of allowance for doubtful accounts of $401,886)		2,093,239,765
Customers		623,194,611
Deposits with clearing organizations		66,052,845
Exchange memberships and stock, at adjusted cost (fair value of $11,546,294)		9,658,759
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $30,309,038)		4,759,530
Other assets		4,080,157
Total assets	$	9,826,387,964

Liabilities and Members' Equity

Liabilities:		
Bank loans	$	1,075,000,000
Collateralized agreements:		
Securities loaned		2,225,602,700
Payables to:		
Customers		4,332,279,397
Brokers, dealers, and clearing organizations		1,234,075,600
Noncustomers		25,944,214
Accounts payable and accrued expenses		97,608,423
Total liabilities		8,990,510,334
Liabilities subordinated to claims of general creditors		325,000,000
Members' equity:		
Common member		510,577,630
Preferred Class A members		300,000
Total members' equity		510,877,630
Total liabilities and members' equity	$	9,826,387,964

See accompanying notes to the Statement of Financial Condition.

(1) Organization and Nature of Operations

ABN AMRO Clearing Chicago LLC (the Company), a wholly owned subsidiary of ABN AMRO Clearing Bank N.V. (AACB), was organized as an Illinois limited liability company on August 31, 2006. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

AACB is a wholly owned subsidiary of ABN AMRO Bank N.V. (AAB) and is the sole Common Member. AAB is a wholly owned subsidiary of ABN AMRO Group N.V.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (the NFA). The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company provides clearing services for equities and equities options as well as futures and futures options. The Company's primary source of revenue is commissions derived from executing and clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers marketable securities with original maturities of ninety days or less to be cash equivalents. Cash equivalents include cash funds segregated or in separate accounts as required by the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct).

(d) Fair Value of Financial Instruments

The Company's financial instruments are reported in the statement of financial condition at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of

securities owned and securities sold are generally based on quoted market prices or dealer quotes. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate. (See note 18 for more information related to fair value measurements.)

(e) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(f) Exchange Memberships and Stock

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost, or if other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. At December 31, 2016, the Company recognized impairments of $2,076,970.

(g) Receivables, Payables, and Marketable Securities

Receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

The Company establishes a reserve for estimated credit losses based upon historical experience and specific customer collection issues. At December 31, 2016, management determined no such reserve was required.

(h) Income Taxes

The Company is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. The Company's taxable income is included in the respective income tax returns of the members. The liability for payment of federal and state income tax on the Company's earnings is the responsibility of its members rather than that of the Company. Accordingly, no liability for U.S. federal and state income taxes has been recorded in the statement of financial condition. The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. As of December 31, 2016 the Company has recorded no unrecognized tax benefits, interest or penalties in the statement of financial condition and expects no significant increase or decrease within the next 12 months.

At December 31, 2016, the Company had federal and state income tax returns for the 2012 through 2015 tax years open and subject to examination.

(i) Collateralized Financing

Securities purchased under agreements to resell which are short term in nature, are accounted for as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The fair value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and is included in the statement of financial condition in other assets. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(j) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-02, *Leases*. This ASU will supersede the guidance in Accounting Standards Codification ("ASC") Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial position. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning January 1, 2019. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International

Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. Early adoption is permitted for annual reporting periods beginning after December 15, 2016.

Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09. The Company is currently assessing the impact that these revenue recognition standards will have on the Company's statement of financial condition and is evaluating which adoption method to apply.

(3) Funds Segregated for Regulatory Purposes

Cash of $788,214,711, money market funds of $100,082,787 and U.S. government securities with a fair value of $2,275,836,198 are segregated under the CEAct and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $161,789,104 has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

Brokers' and dealers' trading and investment accounts cash and securities transactions are recorded on settlement date. The receivables are collateralized substantially by brokers' and dealers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2016, the market value of securities used to secure brokers' and dealers' margin balances was $4,946,894,268, of which $4,081,523,650 was used to collateralize financing for the brokers' and dealers' margin balances.

At December 31, 2016, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

		Receivables		*Payables*
Brokers' and dealers' trading and investment accounts	$	1,981,695,802	$	925,978,542
Clearing brokers		79,372,237		-
Securities failed to deliver/receive		10,055,798		20,260,696
Clearing organizations		21,530,555		286,932,072
Other		585,373		904,290
	$	2,093,239,765	$	1,234,075,600

(5) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customer cash, securities and commodities transactions are recorded on the settlement date. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2016, the market value of customer securities held for futures customers was $141,763,704, of which $141,763,704 has been pledged as margin at clearing organizations.

At December 31, 2016, the market value of securities used to secure equity customer margin balances was $2,770,981,363, of which $1,448,985,462 was used to collateralize financing for the customer margin balances.

(6) Collateralized Transactions

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to finance receivables from brokers' and dealers' and customer trading and investment accounts. The Company manages credit exposure from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. However, for financial statement purposes, the Company does not net balances related to these financial instruments. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable

agreement to ensure such transactions are adequately collateralized. Securities borrowed and securities loaned tractions are recorded at the amount of the cash collateral advanced or received, adjusted for additional collateral obtained or received.

At December 31, 2016, the fair value of the collateral received for securities under resale agreements totaled $411,768,092. The Company seeks to mitigate mark-to-market risk by taking collateral in the form of U.S. government securities, the tenor of which is overnight. The Company only enters into reverse repurchase agreements and there is no counterparty netting impact.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2016:

	Gross amounts of assets and liabilities presented in the statement of financial condition	Gross amounts not offset	Net amounts of recognized assets and liabilities
Securities borrowed	$ 3,167,535,606	$ 457,967,862	$ 2,709,567,744
Securities loaned	2,225,602,700	457,967,862	1,767,634,838

(7) Securities Owned

Securities owned consisted of U.S Government securities, money market funds and unrestricted shares of corporate equity shares. The securities owned are deposited at exchange clearing organizations or held in segregated bank accounts.

(8) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2016:

Computer, equipment, and software	$ 29,599,705
Leasehold improvements	4,121,263
Furniture and fixtures	1,347,600
	35,068,568
Accumulated depreciation and amortization	(30,309,038)
Furniture, equipment and leasehold improvements	$ 4,759,530

(9) Borrowings

At December 31, 2016, the Company had two unsecured lines of credit with affiliated banks for $4,000,000,000 and $675,000,000. At December 31, 2016, the amount outstanding on these credit lines totaled $1,075,000,000 and $0 respectively and are reflected in bank loans in the statement of financial condition. Interest payable totaled approximately $2,216,443at December 31, 2016.

The Company has lines of credit totaling $250,000,000 with nonaffiliated banks. These loans are secured and are collateralized by brokers' and dealers' and customer margin securities. At December 31, 2016, there were no amounts outstanding on these credit lines.

(10) Liabilities Subordinated to Claims of General Creditors

At December 31, 2016, liabilities subordinated to claims of general creditors consisted of one borrowing from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on November 20, 2018. The total outstanding borrowing totaled $325,000,000 at December 31, 2016.

The Company also has a Subordinated Revolving Credit Facility withan affiliated bank up to a maximum of $50,000,000 that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on November 20, 2018. At December 31, 2016 there were no amounts outstanding.

The liabilities subordinated to claims of general creditors are covered by an agreement approved by the Designated Self Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(12) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2016 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company is engaged in various trading activities, whose counterparties include clearing organizations, brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on credit worthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(13) Leases

The Company has noncancelable and cancelable operating leases for its offices that require the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable and cancelable operating leases (with initial or remaining lease terms in excess of one year), along with the minimum annual sublease rentals to be received in the future are approximately as follows as of December 31, 2016:

		Operating leases
Year ending December 31:		
2017	$	2,984,003
2018		130,107
2019		1,563,070
2020		1,584,457
2021		1,605,845
Thereafter		13,466,996
Total minimum lease payments	$	21,334,478

(14) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks,

the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2016 are adequate to mitigate the risk of material loss.

(15) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all of the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 1,000 Class A preferred interests in exchange for a $10,000 capital contribution for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, Class A members are not allocated any income or losses from the Company's operations.

(16) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for related customers and noncustomers and utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member. The Company also had securities borrowed and securities loaned transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

	Assets	*Liabilities*
Securities borrowed/loaned	$ 10,890,600	$ 189,625,710
Customer receivable/payables	21,246,578	1,992,130,826
Noncustomer payables	-	22,826,621
Clearing broker receivables	65,691,955	-
Other assets	434,678	-
Accrued payables	-	2,097,076
	$ 98,263,811	$ 2,206,680,233

At December 31, 2016, the Company had borrowing transactions with affiliated banks in order to facilitate client transactions, and to meet short-term financing needs (notes 9 and 10).

On January 13, 2016, the Company invested $500,045 in an affiliated company. This amount is reflected in other assets in the statement of financial condition.

(17) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $5,000,000, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2016, under the more restrictive of these rules, the Company had net capital and net capital requirements of $681,362,090 and $172,540,936, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(18) Fair Value Disclosure

The Company's financial instruments are reported in the statement of financial condition at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements and disclosures include a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

Assets:	Level 1	Level 2	Level 3	Total
Funds segregated for regulatory purposes				
US government securities	$ 2,275,836,198	-	-	$ 2,275,836,198
Money market funds	100,082,787	-	-	100,082,787
Securities Owned				
Corporate equity securities	22,708	-	-	22,708
	$ 2,375,941,693	-	-	$ 2,375,941,693

There were no transfers of assets or liabilities within the fair value hierarchy during the year.

(19) Litigation

In August 2007, Sentinel Management Group, Inc. (Sentinel), a futures commission merchant that managed certain customer segregated funds for the Company, filed for bankruptcy. Shortly before Sentinel filed for bankruptcy, Sentinel sold certain securities to Citadel Equity Fund, Ltd. (Citadel). The U.S. Bankruptcy Court ordered funds from the sale to Citadel be distributed to certain Sentinel customers. The Company received its pro rata share, which totaled $52,755,815. On or about September 15, 2008, the bankruptcy trustee filed an adversary proceeding (the Complaint) against all of the recipients of the court ordered distribution of funds from the Citadel sale, including the Company. The Complaint also includes a claim for money the Company received shortly before Sentinel filed for bankruptcy in the amount of $4,000,399 and a claim for pre-judgment interest which could range from $750,000 to $1,760,000. Management of the Company, after consultation with legal counsel, cannot yet express an opinion as to the ultimate outcome of the proceeding. Management believes the claims are without merit. The Company intends to vigorously defend against the Complaint. Accordingly, no provision has been made in the statement of financial condition for any loss that may result from the Complaint.

In the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's financial position.

(20) Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that existed at the balance sheet date. The Company evaluated events and transactions through February 28, 2017, the date the statement of financial condition was issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition.

Schedule I

ABN AMRO Clearing Chicago LLC

Computation of Net Capital

December 31, 2016

Total members' equity	$	510,877,630
Add liabilities subordinated to claims of general creditors		325,000,000
Total capital		835,877,630
Deductions and/or charges:		
Nonallowable assets:		
Receivables from customers		4,662,747
Receivables from noncustomers		20,929,980
Exchange memberships and stock, at adjusted cost		9,678,895
Receivables from affiliates		934,723
Furniture, equipment, and leasehold improvements, net		4,759,530
Other		1,465,814
Additional charges for customers' and noncustomers' commodity accounts		4,831,299
Additional charges for customers' and noncustomers' securities accounts		-
Aged fails to deliver		10,574
Aged fails to receive		-
Other deductions and/or charges		5,146,375
Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		92,186,362
		144,606,299
Net capital before haircuts on securities positions		691,271,331
Haircuts on securities:		
Trading and investment securities:		
U.S. and Canadian government obligations		7,906,662
Stocks and warrants		2,572
Other securities		2,000,007
		9,909,241
Net capital		681,362,090
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		172,540,936
Minimum dollar net capital requirement		5,000,000
Net capital requirement		172,540,936
Excess net capital		508,821,154
Percentage of net capital to aggregate debits		29.54%
Net capital in excess of 110% of minimum net capital requirement	$	491,567,060

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016, filed on January 26, 2017.

Schedule II

ABN AMRO Clearing Chicago LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2016

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	1,474,695,620
Monies borrowed collateralized by securities carried for the accounts of customers		285,927,432
Monies payable against customers' securities loaned		453,489,257
Customers' securities failed to receive		248,497
Total credits		2,214,360,806
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		113,515,847
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		1,907,403,530
Failed to deliver of customers' securities not older than 30 calendar days		100,710
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		285,927,432
Aggregate debit items		2,306,947,519
Less 3%		(69,208,426)
Total 15c3-3 debits		2,237,739,093
Reserve computation – excess of total 15c3-3 debits over total credit	$	23,378,287
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2016	$	121,299,427
Amount of deposit or (withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		(25,484,150)
New amount in "Reserve Bank Account(s)"	$	95,815,277

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016, filed on January 26, 2017.

Schedule III

ABN AMRO Clearing Chicago LLC

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2016

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	865,865,518
Monies borrowed collateralized by securities carried for PAB		1,391,333,672
Monies payable against PAB securities loaned		1,759,126,541
PAB securities failed to receive		13,622,459
Total PAB credits		4,029,948,190
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		1,960,765,837
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		1,185,518,303
Failed to deliver of PAB securities not older than 30 calendar days		4,525,489
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		1,391,333,672
Total PAB debits		4,542,143,301
Reserve computation – excess of total PAB debits over total PAB credits	$	512,195,111
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2016	$	40,489,678
New amount in "PAB Reserve Bank Account(s)"	$	40,489,678

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016, filed on January 26, 2017.

ABN AMRO Clearing Chicago LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3

December 31, 2016

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	-
A. Number of items		1
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-
A. Number of items		-

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016, filed on January 26, 2017.

Schedule V

ABN AMRO Clearing Chicago LLC

Segregation Requirement and Funds in Segregation

December 31, 2016

Segregation requirement:		
Net ledger balance:		
Cash	$	2,483,455,962
Securities		141,763,704
Net unrealized profit (loss) in open futures contracts traded on a contract market		1,830,433
Exchange traded options:		
Market value of open options contracts purchased on a contract market		15,042,124,031
Market value of open options contracts sold on a contract market		(14,734,469,661)
Net equity		2,934,704,469
Accounts liquidating to a deficit and accounts with debit balances with no open trades		73,783
Amount required to be segregated		2,934,778,252
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		121,397,612
Securities representing investments of customers' funds, at market		399,566,920
Securities held for particular customers in lieu of cash margins, at market		-
Margins on deposit with clearing organizations of contract markets:		
Cash		658,770,446
Securities representing investments of customers' funds, at market		1,901,420,486
Securities held for particular customers in lieu of cash margins, at market		141,763,704
Net settlement due to clearing organizations of contract markets		(229,156,677)
Exchange traded options:		
Value of open long option contracts		15,042,124,031
Value of open short option contracts		(14,734,469,661)
Total amount in segregation		3,301,416,861
Excess funds in segregation		366,638,609
Management target amount for excess funds in segregation		175,383,691
Excess funds in segregation over management target amount excess	$	191,254,918

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016, filed on January 26, 2017.

Schedule VI

ABN AMRO Clearing Chicago LLC

Secured Amounts and Funds Held in Separate Accounts

December 31, 2016

Section 30.7 requirement:		
Net ledger balance - Foreign futures and foreign option trading:		
Cash	$	153,424,776
Securities		-
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(28,238,867)
Exchange traded options:		
Market value of open options contracts purchased on a foreign board of trade		8,024,718
Market value of open options contracts sold on a foreign board of trade		(9,076,794)
Net equity		124,133,833
Accounts liquidating to a deficit and accounts with debit balances with no open trades		5,654
Amount required to be set aside in separate Section 30.7 accounts		124,139,487
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		8,046,749
Securities in safekeeping with banks located in the United States		74,931,578
Amounts held by members of foreign boards of trade		75,526,528
Total amount in separate Section 30.7 accounts		158,504,855
Excess funds in separate Section 30.7 accounts		34,365,368
Management target amount for excess funds in separate Section 30.7 accounts		12,413,949
Excess funds in separate 30.7 accounts over management target	$	21,951,419

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016, filed on January 26, 2017.

ABN AMRO Clearing Chicago LLC

Cleared Swaps Customer Segregation Requirement and Funds in Cleared Swaps Customer Accounts

December 31, 2016

STATEMENT IS NOT APPLICABLE